As filed with the Securities and Exchange Commission on April 10, 2015

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of:

PowerShares Exchange-Traded Fund Trust,

PowerShares Exchange-Traded Fund Trust II,

PowerShares Actively Managed Exchange-Traded Fund Trust

and

Invesco PowerShares Capital Management LLC

File No. 812-13820

APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR EXEMPTIONS FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(C) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT

Please send all communications, notices and orders to:

Eric S. Purple	Alan P. Goldberg
K&L Gates LLP	K&L Gates LLP
1601 K Street, NW	70 W. Madison St., Suite 3100
Washington, DC 20006	Chicago, Illinois 60602

With copies to:

Andrew Schlossberg	Anna Paglia
PowerShares Exchange-Traded Fund Trust	PowerShares Exchange-Traded Fund Trust
PowerShares Exchange-Traded Fund Trust II	PowerShares Exchange-Traded Fund Trust II
PowerShares Actively Managed Exchange-Traded Fund Trust	PowerShares Actively Managed Exchange-
Invesco PowerShares Capital Management LLC	Traded Fund Trust
3500 Lacey Road	Invesco PowerShares Capital Management LLC
Downers Grove, Illinois 60515	3500 Lacey Road
Downers Grove, Illinois 60515

John M. Zerr
Invesco Management Group, Inc.
11 Greenway Plaza
Houston, Texas 77046

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of:	)
)
	)	APPLICATION FOR AN ORDER UNDER
PowerShares Exchange-Traded Fund Trust	)	SECTION 12(d)(1)(J) OF THE INVESTMENT
PowerShares Exchange-Traded Fund Trust II	)	COMPANY ACT OF 1940 FOR EXEMPTIONS
PowerShares Actively Managed Exchange-Traded	)	FROM SECTIONS 12(d)(1)(A) and 12(d)(1)(C)
Fund Trust	)	OF THE ACT AND SECTIONS 6(c) AND 17(b)
Invesco PowerShares Capital Management LLC	)	OF THE ACT EXEMPTING CERTAIN
	)	TRANSACTIONS FROM SECTION 17(a) OF
	)	THE ACT

I.	INTRODUCTION

PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II and PowerShares Actively Managed Exchange-Traded Fund Trust (each, a “Trust” and collectively, the “Trusts”) and Invesco PowerShares Capital Management LLC (the “Adviser”1 and, together with the Trusts, the “Applicants”)2 hereby file this application (“Application”) with the Securities and Exchange Commission (“Commission”) to request that the Commission issue an order (“Order”) pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (“Act”) for exemptions from Sections 12(d)(1)(A) and (C) of the Act and pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Section 17(a) of the Act. The Order would amend a prior order issued to the Applicants by the Commission (“Prior Order”).3

The Prior Order permits, among other things: (1) a Fund (each, a “Fund of Funds”) to acquire shares of other registered management investment companies, including open-end management investment companies, closed-end management investment companies (“Unaffiliated Investment Companies”) and unit investment trusts (“Unaffiliated Trusts”), that are not part of the same “group of investment companies” as the Funds of Funds (the Unaffiliated Trusts and the Unaffiliated Investment

[1]	All references herein to the term “Adviser” include successors-in-interest to the Adviser. A “successor-in-interest” is an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]	All entities that currently intend to rely on the requested Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and the conditions set forth herein. Applicants request that any relief granted pursuant to the Order also extend to any future series of each Trust, and any other existing or future registered open-end management investment companies and any series thereof that are part of the same group of investment companies (as defined in Section 12(d)(1)(G) of the Act) as the Trusts and are, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Trusts, the “Funds”).
[3]	In the Matter of PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 30222 (Sept. 26, 2012) (notice) and 30238 (Oct. 23, 2012) (order).

Companies together are the “Unaffiliated Funds”);4 and (2) a Funds of Funds to acquire shares of other registered investment companies, including open-end management investment companies, closed-end management investment companies and unit investment trusts, that are in the same group of investment companies (collectively, the “Affiliated Funds” and, together with the Unaffiliated Funds, the “Underlying Funds”). The Prior Order also exempts the transactions described in (1) and (2) above from Section 17(a) to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with each Fund of Funds.

Applicants now seek to amend the Prior Order to permit the Funds of Funds to also invest in any affiliated or unaffiliated “business development company,” as defined by Section 2(a)(48) of the Act (“BDC”), in excess of the limits imposed by Sections 12(d)(1)(A) and 12(d)(1)(C) of the Act, and to exempt such transactions in BDCs from Section 17(a) to the extent necessary to permit such purchases and redemptions. Those investments would be in addition to investments in the Underlying Funds as set forth in the Prior Order. When investing in BDCs, each Fund of Funds will comply with the terms and conditions of the Prior Order, as amended by this Application.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	THE APPLICANTS

As noted in the application for the Prior Order (the “Prior Application”)5, each Trust was organized as a Massachusetts business trust or Delaware statutory trust, as applicable, and is registered as an open-end management investment company under the Act. The Trusts have multiple series and have received exemptive relief to operate as exchange-traded funds.6 Each series of a Trust pursues distinct investment objectives and strategies.

As stated in the Prior Application, the Adviser is a Delaware limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal executive offices are at 3500 Lacey Road, Downers Grove, Illinois 60515. The Adviser is a direct, wholly-owned subsidiary of Invesco Ltd. The Adviser (or an entity controlling, controlled by or under common control with the Adviser) serves as the investment adviser for each of the Funds.

III.	APPLICANTS’ PROPOSAL

Applicants are proposing an investment structure that is substantially identical to that described in the Prior Application, with one difference: Applicants are requesting an Order that allows the Trusts to invest, in addition to the Underlying Funds permitted by the Prior Order, in both (i) BDCs that are not

[4]	For purposes of this Application, the same “group of investment companies” means any two or more registered investment companies, including closed-end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services.
[5]	PowerShares Exchange-Traded Fund Trust, et al., 40-APP/A, File No. 812-13820 (Sept. 20, 2012). Capitalized terms not otherwise defined in this Application have the same meaning ascribed to them in the Prior Application.
[6]

In the Matter of PowerShares Exchange-Traded Fund Trust and PowerShares Capital Management LLC, Investment Company Act Release Nos. 25961 (Mar. 4, 2003) (notice) and 25985 (Mar. 28, 2003) (order). Accordingly, each Fund issues and redeems shares at net asset value only in large blocks of shares. Individual shares can be purchased in the secondary market on a major U.S. exchange.

part of the same “group of investment companies” as the Funds of Funds (“Unaffiliated BDCs”), and (ii) BDCs that are in the same group of investment companies (the “Affiliated BDCs” and, together with the Unaffiliated BDCs, the “Underlying BDCs”), each in excess of the limits imposed by Sections 12(d)(1)(A) and 12(d)(1)(C) of the Act. Applicants believe that the proposed addition of BDCs to the universe of Underlying Funds will not adversely affect the investment operations or strategies of the Funds. To the contrary, Applicants believe that the proposed addition of Underlying BDCs will enhance the ability of each Fund of Funds to provide its shareholders with a well-diversified investment.

IV.	APPLICABLE LAW

A. Section 12(d)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding, including: (i) duplicative costs; (ii) the exercise of undue influence or control over underlying funds; and (iii) the complexity of such arrangements.

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (i) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (ii) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (iii) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of the acquiring company’s total assets. Similarly, Section 12(d)(1)(C) prohibits an investment company from purchasing or otherwise acquiring any security issued by a registered closed-end investment company if, immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10% of the total outstanding voting stock of such closed-end company.

Applicants are requesting an Order pursuant to Section 12(d)(1)(J) of the Act that would grant Applicants relief from the limitations of Sections 12(d)(1)(A) and (C) of the Act. Section 12(d)(1)(J) allows the Commission to “exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of [Section 12(d)(1)], if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

B. Section 17(a)

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as: (A) any person directly or indirectly owning, controlling or holding with power to vote, 5 percent or more of the outstanding voting securities of such other person; (B) any person, 5 percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Applicants are requesting an Order pursuant to Sections 6(c) and 17(b) of the Act that would exempt, to the extent necessary, the transactions in BDCs described above from Sections 17(a). Section 17(b) permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act. Additionally, Section 6(c) provides that: “the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”

V.	LEGAL ANALYSIS

A. Section 12(d)

Applicants believe that the requested relief is consistent with the public interest and protection of investors. As a practical matter, BDCs have many definitional, structural and regulatory similarities to registered closed-end investment companies.

First, BDCs and closed-end investment companies are both defined as “closed-end management investment companies” under the Act, as each is deemed to be (i) an “investment company” pursuant to Section 3(a) of the Act, (ii) a “management company” pursuant to Section 4(3) of the Act, and (iii) a “closed-end company” pursuant to Section 5(a)(2) of the Act.7 Second, given that the definition of a BDC is encompassed by that of a closed-end management investment company, it necessarily follows that the two investment companies are structurally similar: (i) both are engaged in the business of being investment companies, (ii) both do not issue redeemable securities, (iii) both have a board of directors – or a functional equivalent – overseeing their operations, and (iv) both generally are subject to taxation as a “regulated investment company” under Subchapter M of the Internal Revenue Code. Finally, although BDCs and registered closed-end investment companies are subject to differing provisions of the 1940 Act, the practical effect is that the two entities are subject to identical regulation in most instances. For example, BDCs are subject to either identical regulation8 or the same regulation with specifically tailored modifications9 which were purposefully intended by Congress when it adopted the Act.10

[7]	See Section 59 of the Act, which applies Sections 3, 4, and 5 of the Act to BDCs.
[8]	See, e.g., Section 59 that serves to apply to BDCs the same provisions of certain sections of the Act that regulate closed-end investment companies; see Section 36, which imposes the same fiduciary duties on the boards of directors for both registered closed-end funds and BDCs.
[9]	See, e.g., provisions governing a BDC’s capital structure, loans, distribution and repurchases of securities, books and records, and the governance of indirect actions, each of which applies an equivalent section of the Act applicable to closed-end investment companies.
[10]	See H.R. No. 96-13411, 1980 U.S.C.C.A.N. 4800, 4804 (Sept. 18, 1980). Congress noted that “the [1940 Act] was enacted to eliminate the widespread abuses and breach of fiduciary duties that were uncovered in unregulated investment companies….Business development companies, no less than any other investment companies, are potentially subject to these abuses….The legislation is intended to preserve to the fullest possible extent these…protections, while at the same time reducing unnecessary regulatory burdens.”

Accordingly, given the similar (and at times, identical) definitions, structure and regulatory treatment of BDCs and registered closed-end investment companies, Applicants do not believe, for purposes of the relief requested herein, that the proposed addition of investments in BDCs presents the Commission with any particularly novel considerations or concerns that differ from those initially presented to the Commission in the Prior Application. Therefore, Applicants also believe that, for the reasons discussed in the Prior Application relating to closed-end investment companies, the proposal in this Application to extend the relief granted in the Prior Order to include investments in Underlying BDCs will similarly not give rise to the policy concerns that underlie Section 12(d)(1).11 For example, as discussed in the Prior Application, one of the principal concerns addressed by Section 12(d)(1) is the potential for a fund to exercise undue influence over the management and operation of an acquired fund through the threat of large scale redemptions. However, closed-end funds cannot be so threatened because they do not issue redeemable securities. Rather, sales of their shares generally are effected through transactions in the secondary market. The same rationale applies to BDCs and, as a result, BDCs are largely immune to the threat of large scale redemptions or undue influence.

Moreover, because of the extensive structural similarity between closed-end funds and BDCs, Applicants believe that the terms and conditions of the Prior Order that were designed to address the concerns underlying Section 12(d)(1) with regard to investments in closed-end funds is sufficient to address those same concerns with respect to investment in Underlying BDCs. As such, the Applicants believe that Condition 1 from the Prior Order, as amended to include references to Underlying BDCs (set forth below), will adequately address such concerns.

B. Section 17(a)

As stated in the Prior Application, with regard to purchases of underlying closed-end investment companies, the only sales transaction requiring relief from Section 17(a) (a follow-on offering) generally must be priced at NAV (plus the cost of any distributing commission or discount) unless the offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund. For this reason, Applicants do not believe that Section 17(a) relief to permit sales of shares by Underlying CEFs presents any different concerns or considerations than are presented in connection with Section 17(a) relief to permit sales of shares by a BDC to a Funds of Funds.12 Applicants do not believe that Section 17(a) relief presents any different concerns or considerations than those which were discussed in the Prior Order with regard to underlying closed-end investment companies. Thus, Applicants believe that the policy considerations discussed in the Prior Order (namely, the limited potential for overreaching by the affiliate to the Fund of Funds) also support the relief requested here.

VI.	PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

Applicants do not believe that this requested relief is novel. Since the Commission granted the Prior Order to the Applicants, it routinely has granted nearly identical relief to other open-end management investment companies registered under the Act. In each instance, the relief granted permits recipients to invest beyond the limits of Section 12(d)(1)(A) and (C) in closed-end investment companies,

[11]	Such policy concerns include: layers of sales charges, advisory fees, and administrative costs; influence by an acquiring fund over the management of an acquired fund; and the creation of a complex pyramidal structure, which may be confusing to investors.
[12]

Applicants note that in addition to the narrow exceptions to NAV pricing contained in Section 23(b), BDCs are also permitted to sell their shares at a price below NAV pursuant to Section 63 of the Act, however the procedural protections contained in this section, including board and shareholder approval, would similarly act to limit overreaching on the part of a Fund of Funds.

as well as BDCs. See, e.g., In the Matter of Elkhorn Investments, LLC, et al., Investment Company Act Release Nos. 31363 (Dec. 2, 2014) (notice) and 31401 (Dec. 29, 2014) (order); In the Matter of AllianceBernstein Cap Fund, Inc. et al., Investment Company Act Release Nos. 31332 (Nov. 6, 2014) (notice) and 31364 (Dec. 3, 2014) (order); In the Matter of BNY Mellon Funds Trust, et al., Investment Company Act Release Nos. 31245 (Sept. 9, 2014) (notice) and 31279 (Oct. 7, 2014) (order); In the Matter of Absolute Shares Trust, et al., Investment Company Act Release Nos. 31079 (June 12, 2014) (notice) and 31150 (July 8, 2014) (order); and In the Matter of RiverNorth Funds, et al., Investment Company Act Release Nos. 30919 (Feb. 18, 2014) (notice) and 30983 (Mar. 18, 2014) (order). Additionally, the Commission previously granted exemptive relief to an applicant seeking to invest in affiliated and unaffiliated registered open-end funds in excess of the limits of Sections 12(d)(1)(A) and (C), and then subsequently granted a second order to the same applicant, extending that relief to include closed-end funds and BDCs. See Van Eck VIP Trust, et al., Investment Company Act Release Nos. 30063 (May 10, 2012) (notice) and 30096 (June 5, 2012) (order) (the “Van Eck Order”). The relief requested in this Application is nearly identical to the relief granted in the Van Eck Order.

VII.	CONCLUSIONS

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, to issue an order (i) an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(C), pursuant to Section 12(d)(1)(J), and (ii) an exemption from the provisions of Section 17(a), pursuant to Sections 6(c) and 17(b).

VIII.	APPLICANTS’ CONDITIONS

Applicants agree that the Order granting the relief requested herein will be subject to the same conditions as those imposed by the Prior Order, except for condition 1 to the Prior Order, which is revised as follows:

1.	The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund or Underlying BDC within the meaning of Section 2(a)(9) of the Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund or Underlying BDC within the meaning of Section 2(a)(9) of the Act. With respect to a Fund’s investment in an Unaffiliated CEF or Underlying BDC, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated CEF or Underlying BDC in the manner prescribed by Section 12(d)(1)(E) of the Act, and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated CEF or Underlying BDC in the same proportion as the vote of all other holders of the same type of such Unaffiliated CEF’s or Underlying BDC’s shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund or Underlying BDC, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund or Underlying BDC in the same proportion as the vote of all other holders of the Unaffiliated Fund’s or Underlying BDC’s shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund or Underlying BDC for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

IX.	REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter the Order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by this Application.

X.	PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this application are authorized to so sign and file the same. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

XI.	NAMES AND ADDRESSES

The following are the names and addresses of the Applicants:

PowerShares Exchange-Traded Fund Trust

PowerShares Exchange-Traded Fund Trust II

PowerShares Actively Managed Exchange-Traded Fund Trust

Invesco PowerShares Capital Management LLC

3500 Lacey Road

Suite 700

Downers Grove, Illinois 60515

All questions concerning this application should be directed to the persons listed on the cover page of this application.

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/ Andrew Schlossberg
Andrew Schlossberg
President

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Andrew Schlossberg
Andrew Schlossberg
President

POWERSHARES ACTIVELY MANAGED EXCHANGE- TRADED FUND TRUST

By:	/s/ Andrew Schlossberg
Andrew Schlossberg
President

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

By:	/s/ Anna Paglia
Anna Paglia
Head of Legal

AUTHORIZATION

POWERSHARES EXCHANGE-TRADED FUND TRUST

In accordance with Rule 0-2(c) under the Act, Andrew Schlossberg, in his capacity as President of PowerShares Exchange-Traded Fund Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg April 10, 2015
President

AUTHORIZATION

POWERSHARES EXCHANGE-TRADED FUND TRUST II

In accordance with Rule 0-2(c) under the Act, Andrew Schlossberg, in his capacity as President of PowerShares Exchange-Traded Fund Trust II (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg April 10, 2015
President

AUTHORIZATION

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

In accordance with Rule 0-2(c) under the Act, Andrew Schlossberg, in his capacity as President of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg April 10, 2015
President

AUTHORIZATION

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

In accordance with Rule 0-2(c) under the Act, Anna Paglia states that all actions necessary to authorize the execution and filing of this application by Invesco PowerShares Capital Management LLC have been taken, and that as Head of Legal thereof, she is authorized to execute and file the same on behalf of Invesco PowerShares Capital Management LLC.

/s/ Anna Paglia
Anna Paglia April 10, 2015
Head of Legal

VERIFICATION

POWERSHARES EXCHANGE-TRADED FUND TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of PowerShares Exchange-Traded Fund Trust, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg April 10, 2015
President

VERIFICATION

POWERSHARES EXCHANGE-TRADED FUND TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of PowerShares Exchange-Traded Fund Trust II, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg April 10, 2015
President

VERIFICATION

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of PowerShares Actively Managed Exchange-Traded Fund Trust, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg April 10, 2015
President

VERIFICATION

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

The undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of Invesco PowerShares Capital Management LLC, that she is Head of Legal of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Anna Paglia
Anna Paglia April 10, 2015
Head of Legal

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